1095 Avenue of the Americas
New York, NY 10036

Peter M. Carlson Executive Vice President and Chief Accounting Officer pcarlson@metlife.com
July 22, 2011
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	MetLife, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File Number: 001-15787
Dear Mr. Rosenberg:
This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated July 11, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”).
In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Item 8. Financial Statements and Supplemental Data
Notes to the Consolidated Financial Statements
1. Business, Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies and Critical Accounting Estimates
 Investments
Real Estate Joint Ventures and Other Limited Partnership Interests, page F-17
1. Please refer to your response to prior comment six. Please provide us an analysis supporting your belief that a limited partnership interest does not meet the definition of an equity security and thus, ASC 944-325-30-1 is not applicable. Refer to ASC 320-10-20.
Management Response:
As stated in our original response dated June 13, 2011, the Company accounts for certain of its investments in private real estate joint ventures and other limited partnership interests using the cost method (the “Investments”) because we do not view them as securities under U.S. GAAP. We do not believe that the Investments satisfy the criteria in the U.S. GAAP definition of a “security” as found in ASC 320-10-201, and we view the significant impediments to transfer of the Investments as inconsistent with the definition.
The Investments represent ownership in unincorporated entities where the Company’s interest is typically evidenced by being a signatory to partnership and subscription agreements and is recorded in the books and records of the partnership by the general partner. As a general matter, the Company’s individual interests are neither in bearer nor registered form and are not otherwise represented by certificates that are eligible for trading on any exchange or market.
In evaluating the three criteria of the ASC 320-10-20 definition of a security, we do not believe there is a scenario where the Investments satisfy both criteria (a) and (b). With respect to criterion (a), the Investments are not represented by an instrument in bearer or

[1]	ASC 320-10-20 defines a “security” as:

A share, participation, or other interest in property or in an entity of the issuer or an obligation of the issuer that has all of the following characteristics:
a.	It is either represented by an instrument issued in bearer or registered form or, if not represented by an instrument, is registered in books maintained to record transfers by or on behalf of the issuer.

b.	It is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt in as a medium for investment.

c.	It either is one of a class or series or by its terms is divisible into a class or series of shares, participations, interests, or obligations.

registered form; therefore they do not satisfy the first clause of criterion (a). However, the Investments do satisfy the second clause of criterion (a) since the ownership interests in the Investments are registered in books and records maintained by the general partner.
With respect to the first clause of criterion (b), these Investments are not of the types that are traded on exchanges and, therefore they do not satisfy the first clause of criterion (b). The second clause of criterion (b) is only applicable, by its wording, when the interest is represented by an instrument. Because these interests are not represented by an instrument as indicated in the criterion (a) analysis, they cannot satisfy criterion (b).
The Company’s view is that the ASC 320-10-20 definition of a security generally encompasses freely transferable interests or obligations (such as bonds or common stock) and was not intended to include an ownership interest that is established through a multilateral, privately negotiated agreement, such as a partnership agreement. Unlike master limited partnerships whose securities are registered under the Securities Act of 1933, as amended, (the “Securities Act”) through public offerings open to all investors, interests in the Investments are offered to accredited investors in private offerings exempt from the registration requirements under the Securities Act. The issuers of the Investments rely on the private placement exemption and the exclusions from the definition of “investment company” contained in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended, (as well as partnership tax treatment and certain ERISA exclusions). As a consequence, the interests in the Investments are not separately negotiable and cannot be freely endorsed to effect the transfer of the interests in the Investments. Rather, in order for the Company to transfer its interest, the Company must first seek the approval of the general partner of the partnership. The general partner has the right to approve or deny the proposed transfer of the interest and to approve the prospective purchaser in order to maintain compliance with, among other things, the Securities Act, the Investment Company Act, ERISA, the Internal Revenue Code, anti-money laundering laws, and other applicable laws or regulations. Therefore, neither the partnership agreement nor the investor’s subscription agreement is an instrument by which an interest in a partnership can be freely transferred.
When evaluating the appropriate accounting policy for the Investments, the Company considered the fact that the FASB, as indicated in Paragraph No. 46 of SFAS 115, expressly chose to use a definition of a security that was less broad than the definition provided in the Securities and Exchange Act of 1934.
Instead, the FASB modeled the definition contained in ASC 320-10-20 after that contained in the Uniform Commercial Code (“UCC”). As such, the Company has reviewed the UCC for clarification of the above conclusions. Specifically, the revised criterion (iii) of the UCC definition of a security (which corresponds to criterion (b) as referenced above) no longer refers to an “instrument” and now includes in the second clause of that criterion the requirement that an interest be a medium for investment and “by its terms expressly provides that it is a security.” Although this modification to the UCC definition of a security was not incorporated into the definition set forth in ASC 320-10-20, the Company considers it to be indicative of the intent behind the UCC definition of security upon which the FASB relied when drafting ASC 320-10-20. Further, UCC Rule 8-103 provides guidance on whether certain obligations and interests are securities or financial assets. Specifically, paragraph (c) states: “an interest in a partnership or limited liability company is not a security unless it is dealt in or traded on securities exchanges or in securities markets, its terms expressly provide that it is a security governed by this Article, or is an investment company security.”

2. Acquisitions and Dispositions
2010 Acquisition of ALICO
Recording of Assets Acquired and Liabilities Assumed
Identified Intangibles, page F-44
2. Refer to your response to prior comment seven. Please confirm to us that you will revise your disclosure beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2011 to include your summary of the major blocks of business for which negative VOBA was recorded and the reasons why the fair value of the liabilities associated with these blocks exceeded the initial policy reserves assumed.
Management Response:
In our Form 10-Q for the Quarterly Period Ended June 30, 2011, we will include a summary of the major blocks of business for which negative VOBA was recorded and the reasons why the fair value of the liabilities associated with these blocks exceeded the initial policy reserves assumed, consistent with the summary provided in our response to comment #7 in our letter dated June 13, 2011.
3. Refer to your response to prior comment seven. Given that your Form 10-K will not be filed until early 2012, please confirm to us that you will revise your disclosure beginning with your Form 10-Q for the Quarterly Period Ended June 30, 2011 to include the weighted average amortization period for your negative VOBA and the estimated amortization for each of the next five years.
Management Response:
In our Form 10-Q for the Quarterly Period Ended June 30, 2011, we will include the weighted average amortization period for negative VOBA as of the acquisition date and the estimated future amortization for negative VOBA as of December 31, 2010 for each of the five succeeding fiscal years.

     *****
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

Peter M. Carlson
cc: William J. Wheeler